UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2003

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number:	001-01011

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS
CORPORATION AND AFFILIATED COMPANIES

B.                         Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CVS CORPORATION

ONE CVS DRIVE

WOONSOCKET, RI 02895

REQUIRED INFORMATION

THE 401(K) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN
OF CVS CORPORATION AND AFFILIATED COMPANIES
FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2003 AND 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of

The 401(k) Plan and the Employee Stock Ownership

Plan of CVS Corporation and Affiliated Companies:

We have audited the accompanying statements of net assets available for plan benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with the standards of the Public Company Accounting Oversight Board (United States).

As discussed in note 1 to the financial statements, effective April 9, 2002 the 401(k) Profit Sharing Plan of CVS Corporation was merged into the CVS Corporation and Subsidiaries Employee Stock Ownership Plan, and the name of the CVS Corporation and Subsidiaries Employee Stock Ownership Plan was changed to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Boston, Massachusetts
May 26, 2004

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP
PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments (note 7):
Guaranteed insurance contracts (note 2(b))	$241,321,011	$230,459,757
Equities	809,501,726	506,499,003
Investments in pooled funds	539,632,551	435,517,598
Short-term investments	595,616	2,685,037
Loans to participants (note 3)	39,865,574	37,727,331
	1,630,916,478	1,212,888,726
Receivables:
Interest (note 2(g))	573,465	1,508,186
Dividends (note 2(g))	2,616,372	1,582,046
Employer contributions (note 1(d))	7,908,968	7,075,868
Employee contributions (note 1(d))	8,531,981	7,814,349
	19,630,786	17,980,449

Total assets	1,650,547,264	1,230,869,175

Liabilities:
Notes payable (note 1(c))	163,200,000	194,400,000
Accrued expenses and other liabilities	3,156,134	3,725,359

Total liabilities	166,356,134	198,125,359

Net assets available for plan benefits	$1,484,191,130	$1,032,743,816

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP
PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Investment activity:
Interest income (note 2(g))	$11,285,652	$10,508,821
Dividend income (note 2(g))	34,667,312	30,198,617
Realized losses (note 4)	(25,749,891)	(23,443,535)
Unrealized gains/(losses) (note 4)	338,682,151	(186,248,269)
Total investment activity	358,885,224	(168,984,366)

Contributions:
Employer contributions (note 1(d))	73,522,709	46,092,160
Employee contributions (note 1(d))	111,382,539	80,201,208
Total contributions	184,905,248	126,293,368

Transfer in from 401(k) Plan	—	1,050,013,103

Deductions:
Benefits paid to participants (notes 1(g) and 2(c))	69,938,007	68,066,541
Net loans (repaid)/issued (note 3)	(338,431)	903,328
Interest expense	16,562,881	18,735,480
Administrative expenses	4,096,893	3,986,706
Other deductions	2,083,808	228,560

Total deductions	92,343,158	91,920,615

Net increase for the year	451,447,314	915,401,490

Net assets beginning of the year	1,032,743,816	117,342,326

Net assets end of the year	$1,484,191,130	$1,032,743,816

See accompanying notes to financial statements.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP
PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2003 and 2002

(1)                     Plan Description

The following description of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                     Background

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Plan Committee”) of not less than three persons appointed by the Board of Directors of CVS Corporation (“CVS” or the “Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Plan Committee has appointed an administrator (the “Administrator”) and a trustee (the “Trustee”). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Committee and the Administrator.

Effective April 9, 2002, the 401(k) Profit Sharing Plan of CVS Corporation (the “401(k) Plan”) was merged into this Plan, and the name of this plan was changed from CVS Corporation and Subsidiaries Employee Stock Ownership Plan (the “ESOP”) to The 401(k) Plan and the Employee Stock Ownership Plan of CVS Corporation and Affiliated Companies. All assets and liabilities under the 401(k) Plan as of April 9, 2002 were transferred to the Plan and, as of that date, benefits for the participants and beneficiaries of the 401(k) Plan have been paid from the Plan. Changes in net assets available for plan benefits shown in the 2002 Financial Statements include the changes related to the ESOP for the entire year, and changes related to the 401(k) Plan from April 10, 2002 through December 31, 2002. See note 2(a) for further breakdown between ESOP and 401(k) assets.

The ESOP and the 401(k) Plan were established as of January 1, 1989.

(b)                     Eligibility

Employees are eligible to participate in the Plan upon attainment of age 21 and on the earliest of:

•                The first payroll period of the first month after completion of 90 continuous days of service as a full-time employee; or

•                Completion of 12 months of service beginning on the employee’s enrollment date with at least 1,000 hours worked; or

•                Completion of at least 1,000 hours of service in the course of one calendar year.

“Employees” referred to above are defined as regular employees of the Company other than:

•                A nonresident alien receiving no United States (“U.S.”) earned income from the Company;

•                An individual covered under a collective bargaining agreement (unless the agreement provides for membership);

•                A leased employee (as defined in the Internal Revenue Code);

•                      A temporary employee (as determined by the Company); or

•                      An independent contractor or consultant (as defined by the Company).

(c)                      Leveraged ESOP Transaction

On June 23, 1989, the ESOP borrowed $357,500,000 from qualified lenders at an interest rate of 8.60% for a 20-year term. The loan to the ESOP is guaranteed by CVS. The ESOP used the proceeds of the loan to purchase 6,688,494 shares of CVS Corporation Series One ESOP Convertible Preference Stock (“ESOP Preference Stock”). Each share of ESOP Preference Stock is convertible into shares of CVS Common Stock at the election of the Plan’s Trustee. The conversion rate is 2.314 shares of CVS Common Stock for each share of ESOP Preference Stock. Shares of ESOP Preference Stock converted into common stock and retired amounted to 84,899 and 144,785 shares in 2003 and 2002, respectively. The annual dividend on the ESOP Preference Stock is $3.90 per share.

In accordance with the terms of the loan agreement, the interest rate on the loan was adjusted as of January 1, 1995 in connection with the increase in the Federal income tax rate to 35%. The adjusted interest rate is 8.52%.

As of December 31, 2003, annual maturities of notes payable are as follows:

Amount
Year ending December 31:
2004	$22,300,000
2005	26,900,000
2006	31,900,000
2007	37,600,000
2008	44,500,000
$163,200,000

As the Plan makes principal payments, a specified percentage of ESOP Preference Stock is allocated to participants’ accounts. The borrowing is collateralized by the unallocated shares of ESOP Preference Stock. The lenders have no rights against the shares once they are allocated to participants’ accounts.

(d)                     Contributions

If the amount of a scheduled debt payment due by the Plan on its notes payable outstanding is in excess of the cash available to the Plan from dividends, CVS contributes to the Plan the amount of the difference. Prior to April 9, 2002, no participant was required, or permitted, to make any contributions under the Plan.

Effective April 9, 2002 (upon merger with the 401(k) Plan), participants may elect to have CVS contribute to their accounts from 1% to 15% of the compensation that would otherwise be due them, in multiples of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 15% of annual compensation or the maximum allowed by the Internal Revenue Code (the “Code”), whichever is less, as specified in the Plan document. The maximum elective deferrals allowed by the Code were $12,000 for 2003 and $11,000 for 2002.

CVS matches 100% up to 5% of pre-tax compensation contributed, 50% to the employees’ 401(k) Plan account monthly and 50% to the employees’ ESOP account at year-end if the employee is actively employed at that time.  The ESOP portion of the match may be diversified into other 401(k) investment elections any time after it has been made.  Upon the merger of the two plans, this matching contribution agreement was not changed.

(e)                      Participant’s Account

Each participant’s account is credited with an allocable share of the Plan’s investments, ESOP Preference Stock, and any unrealized appreciation or depreciation of those investments. The total amount of new shares to be allocated each year is calculated by multiplying the ratio of each year’s debt service payments to total current and future debt service payments by the total number of unallocated shares of ESOP Preference Stock in the Plan. Allocations to individual participant’s accounts are based on the number of shares due to each participant as described in 1(d) above.

Cash dividend payments on ESOP Preference Stock are used to make debt service payments and are not allocated to participant’s accounts. Shares of ESOP Preference Stock are allocated to a participant based upon the cash dividend amount for shares allocated to the participant’s account, divided by the greater of $53.45 (the cash liquidation value as specified in the Plan document) or the market price of CVS Common Stock at the time of allocation. Shortfalls in the number of shares allocated to participants and new shares to be allocated based on debt retirements are alleviated by the use of forfeited shares as described in (i) below. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account (see (g) below).

(f)                        Vesting

Participants become fully vested in Company contributions made to their accounts prior to January 1, 2002, upon the completion of five years of credited service. For Company contributions made after January 1, 2002, participants will vest after three years.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account they had at the time of the transfer. Notwithstanding the foregoing, participants are fully vested in, and have a nonforfeitable right to (1) their accounts upon death or disability, and (2) any elective deferrals described in note 1(d).

(g)                     Payment of Benefits

Upon termination of service by the participant, the Administrator will direct the Trustee to pay to the participant their benefit under one or more options, such as a single lump-sum, or in equal annual installments over a period not exceeding fifteen years, with interest payable at a reasonable rate as determined by the Plan Committee. The beneficiary may elect to receive their ESOP payment in shares of CVS Common Stock or in cash at $53.45 per ESOP Preference Stock or the fair market value of a share of CVS Common Stock at the time of the distribution times a factor of 2.314, whichever is greater.

(h)                     Administrative Expenses

Administrative expenses specifically attributable to the Plan and not covered by forfeitures, were funded by the Plan for 2003 and 2002. Trustees fees were paid by the Plan for 2003 and 2002.

(i)                        Forfeitures

On a participant’s termination date, any unvested portion of their account is forfeited. If a former participant resumes employment and eligibility in the Plan within five years of termination, any amounts previously forfeited are restored to the participant’s account, but remain subject to the vesting provisions of the Plan. Forfeitures during any plan year are applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to reduce future CVS contributions. If forfeitures for any plan year are insufficient to restore the required forfeitures, CVS shall contribute the balance required for that purpose.

Approximately 21,456 and 35,338 shares of ESOP Preference Stock previously allocated to participant accounts were forfeited during 2003 and 2002, respectively, and have been applied as of December 31, 2003 and 2002. Forfeitures restored to participants in ESOP Preference Stock upon resumption of employment for 2003 and 2002 were approximately 6,407 and 6,241 shares of ESOP Preference Stock, respectively.

Cash forfeitures for 2003 and 2002 were $976,221 and $1,019,525, respectively. Cash forfeitures restored to participants upon resumption of employment for 2003 and 2002 were approximately $194,940 and $107,558, respectively.

(j)                        Investment Options

Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within the investments listed below. The following is a brief explanation of each fund’s investment objectives:

Core Equity Fund (Vanguard Index Trust 500 Portfolio Fund)

This fund’s objective is to replicate the total return of the Standard and Poor’s (“S&P”) 500 Index by investing in the stocks that make up the Index. The S&P 500 Index consists mainly of large companies and represents about 75% of the U.S. stock market value.

Diversified Bond Fund (PIMCO Total Return Admin Fund)

This fund is a core bond fund that seeks to outperform the Lehman Brothers Aggregate Bond Index on a consistent basis while maintaining an overall risk similar to the Index. Investments may include government and corporate debt securities, mortgage and other asset backed securities, money market instruments and derivatives.

International Equity Fund (Templeton International Fund)

This fund’s investment objective is long-term capital growth through participation in stock markets outside the U.S. The fund invests primarily in the common stock of companies based in more developed countries, but may also include investments in developing countries.

Small Cap Growth Fund (Invesco Small Company Growth Fund)

This fund seeks long-term growth of capital and dividend income through participation in the stock market. The fund invests primarily in stocks of relatively small companies.

Global Equity Fund  (Janus Worldwide Fund)

This fund seeks long-term growth of capital by investing in a diversified portfolio of foreign and domestic companies.  The fund tries to outperform the Morgan Stanley Capital International (MSCI) World Index, which measures the performance of U.S. and international stock markets.  In 2003, all investments in this fund were transferred into the American Funds New Perspective.

Small Cap Value Fund (Galaxy Small Cap Value Fund)

This fund seeks long-term growth by investing primarily in stocks of small to medium-sized companies that are believed to either offer superior earnings growth or appear to be undervalued.  This fund is benchmarked by the Russell 2000 Index.  In 2003, all investments in this fund were transferred into the Columbia Small Cap Value Fund.

Large Cap Blend Fund (American Funds New Perspective)

This fund seeks long-term growth of capital.  The fund invests primarily in stocks of U.S. companies, as well as developed European and Asian companies.

Small Cap Value Fund (Columbia Small Cap Value Fund)

This fund’s investment objective is long-term capital appreciation.  This fund invests primarily in the stocks of companies that have market capitalization similar in size to those companies in the Russell 2000 index.

Growth and Income Fund (J & W Seligman Large Cap Value Fund)

This fund seeks long-term capital growth and dividend income through participation in the stock market. The fund invests primarily in the common stock of U.S. based, well-established medium to large size companies.

Large Cap Growth Fund (Columbus Circle Core Equity Fund)

This investment objective is long-term capital growth, through participation in the stock market. The fund invests primarily in the common stock of established large companies that are based in the U.S. and that represent industries expected to outperform the stock market as a whole.

Conservative Lifestyle Fund (various managers)

This fund is for people who will need access to their money in less than five years. Approximately 70% of the fund is invested in fixed-income or low-risk investments. The remaining 30% is invested in stock-oriented mutual funds or moderate-risk investments.

Moderate Lifestyle Fund (various managers)

This fund is for less conservative investors who can keep their money invested for at least five years. Because stocks make up approximately 60% of the fund’s mix, the fund has more exposure to the fluctuations in the stock market than the Conservative Lifestyle Fund. The remaining 40% is invested in bonds.

Aggressive Lifestyle Fund (various managers)

This fund is for those individuals who can keep their money invested for at least ten years or those who are willing to accept a greater level of risk in return for greater possible reward. Therefore, 80% of the fund is invested in stocks and the remaining 20% is invested in fixed-income securities.

CVS Corporation Common Stock Fund

This fund was established as a result of the transfer of assets from the Revco D.S., Inc. 401(k) Plan during 1997. The Plan may, at the discretion of the Plan Committee, offer a company stock fund as one of the available investment funds for employee and employer contributions. The fund holds CVS Common Stock. This fund seeks long-term growth and dividend income by purchasing shares of CVS Common Stock. Because the fund invests in only one company, it is considered a high-risk investment with potential for large rewards.

Investment Contract Fund (managed by State Street Bank & Trust Co.)

This fund seeks to preserve capital, while generating a steady rate of return higher than money market funds. The fund’s investments consist of highly-rated (AA or higher) insurance company and bank investment contracts.

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The following table presents the breakdown of net assets available for plan benefits between the 401(k) Plan and the ESOP as of December 31, 2003 and 2002.

	December 31, 2003			December 31, 2002
	401(k) Plan	ESOP	Total	401(k) Plan	ESOP	Total
Assets:
Investments:
Guaranteed insurance contracts	$241,321,011	$—	$241,321,011	$230,459,757	$—	$230,459,757
Equities	406,004,091	403,497,635	809,501,726	232,463,899	274,035,104	506,499,003
Investments in pooled funds	539,632,551	—	539,632,551	435,517,598	—	435,517,598
Short-term investments	—	595,616	595,616	—	2,685,037	2,685,037
Loans to participants	39,865,574	—	39,865,574	37,727,331	—	37,727,331
	1,226,823,227	404,093,251	1,630,916,478	936,168,585	276,720,141	1,212,888,726

Receivables:
Interest	572,705	760	573,465	1,503,885	4,301	1,508,186
Dividends	2,616,372	—	2,616,372	1,582,046	—	1,582,046
Employer contributions	7,901,968	7,000	7,908,968	7,075,868	—	7,075,868
Employee contributions	8,531,981	—	8,531,981	7,814,349	—	7,814,349
	19,623,026	7,760	19,630,786	17,976,148	4,301	17,980,449
Total assets	1,246,446,253	404,101,011	1,650,547,264	954,144,733	276,724,442	1,230,869,175

Liabilities:
Notes payable	—	163,200,000	163,200,000	—	194,400,000	194,400,000
Accrued expenses and other liabilities	3,136,442	19,692	3,156,134	3,722,182	3,177	3,725,359
Total liabilities	3,136,442	163,219,692	166,356,134	3,722,182	194,403,177	198,125,359
Net assets available for plan benefits	$1,243,309,811	$240,881,319	$1,484,191,130	$950,422,551	$82,321,265	$1,032,743,816

The following table presents the net assets available for ESOP benefits separately, on an accrual basis, according to:

•                  The accounts of employees with rights to allocated stock (Allocated); and

•                  Stock not yet allocated to employees (Unallocated).

	December 31, 2003			December 31, 2002
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets

CVS Corporation Series One ESOP Convertible Preference Stock, at fair value (3,018,953 allocated and 1,808,632 unallocated shares in 2003 and 2,521,926 allocated and 2,220,760 unallocated shares in 2002)	$252,329,142	$151,168,493	$403,497,635	$145,718,319	$128,316,785	$274,035,104

Short-term investments, at fair value, and cash	594,526	1,090	595,616	2,683,959	1,078	2,685,037

Interest receivable	759	1	760	4,300	1	4,301

Employer contribution receivable	7,000	—	7,000	—	—	—

Total assets	252,931,427	151,169,584	404,101,011	148,406,578	128,317,864	276,724,442

Liabilities

Notes payable	—	163,200,000	163,200,000	—	194,400,000	194,400,000

Other payables	19,692	—	19,692	3,177	—	3,177

Total liabilities	19,692	163,200,000	163,219,692	3,177	194,400,000	194,403,177

Net assets/(liabilities) available for plan benefits	$252,911,735	$(12,030,416)	$240,881,319	$148,403,401	$(66,082,136)	$82,321,265

The following table presents the breakdown of the changes in net assets available for plan benefits between the 401(k) Plan and the ESOP for the years-ended December 31, 2003 and 2002.

	Year ended December 31, 2003			Year ended December 31, 2002
	401(k) Plan	ESOP	Total	401(k) Plan	ESOP	Total
Investment activity:
Interest income	$11,250,229	$35,423	$11,285,652	$10,439,710	$69,111	$10,508,821
Dividend income	15,839,730	18,827,582	34,667,312	11,702,142	18,496,475	30,198,617
Realized (losses)/gains	(27,253,676)	1,503,785	(25,749,891)	(27,030,773)	3,587,238	(23,443,535)
Unrealized gains/(losses)	213,797,717	124,884,434	338,682,151	(134,660,830)	(51,587,439)	(186,248,269)
Total investment activity	213,634,000	145,251,224	358,885,224	(139,549,751)	(29,434,615)	(168,984,366)

Contributions:
Employer contributions	32,351,062	41,171,647	73,522,709	21,186,705	24,905,455	46,092,160
Employee contributions	111,382,539	—	111,382,539	80,201,208	—	80,201,208
Total contributions	143,733,601	41,171,647	184,905,248	101,387,913	24,905,455	126,293,368
Transfer of assets from 401(k)	—	—	—	1,050,013,103	—	1,050,013,103

Deductions:
Benefits paid to participants	60,959,416	8,978,591	69,938,007	56,847,745	11,218,796	68,066,541
Net loans (repaid)/issued	(338,431)	—	(338,431)	903,328	—	903,328
Interest expense	—	16,562,881	16,562,881	—	18,735,480	18,735,480
Administrative expenses	4,096,893	—	4,096,893	3,866,623	120,083	3,986,706
Other (credits)/deductions	(237,537)	2,321,345	2,083,808	(188,982)	417,542	228,560
Total deductions	64,480,341	27,862,817	92,343,158	61,428,714	30,491,901	91,920,615

Net increase/(decrease) for the year	292,887,260	158,560,054	451,447,314	950,422,551	(35,021,061)	915,401,490

Net assets beginning of the year	950,422,551	82,321,265	1,032,743,816	—	117,342,326	117,342,326
Net assets end of the year	$1,243,309,811	$240,881,319	$1,484,191,130	$950,422,551	$82,321,265	$1,032,743,816

The following table presents the changes in net assets available for ESOP benefits separately, on an accrual basis, according to:

•                                          The accounts of employees with rights to allocated stock (Allocated); and

•                                          Stock not yet allocated to employees (Unallocated).

	Year ended December 31, 2003			Year ended December 31, 2002
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Additions/(deductions):

Allocation of CVS Corporation Series One ESOP Convertible Preference Stock, at liquidation value (412,128 shares and 381,691 shares in 2003 and 2002, respectively)	$22,028,232	$(22,028,232)	$—	$20,401,393	$(20,401,393)	$—

Interest income	35,410	13	35,423	68,923	188	69,111

Dividend income	—	18,827,582	18,827,582	—	18,496,475	18,496,475

Realized gain	1,503,785	—	1,503,785	3,587,238	—	3,587,238

Unrealized gains/(losses)	80,004,494	44,879,940	124,884,434	(22,053,345)	(29,534,094)	(51,587,439)

Employer contributions	12,236,349	28,935,298	41,171,647	(62)	24,905,517	24,905,455

Total additions/(deductions)	115,808,270	70,614,601	186,422,871	2,004,147	(6,533,307)	(4,529,160)

Deductions:

Benefits paid to participants	8,978,591	—	8,978,591	11,218,796	—	11,218,796

Interest expense	—	16,562,881	16,562,881	—	18,735,480	18,735,480

Administrative expenses	—	—	—	120,083	—	120,083

Miscellaneous	2,321,345	—	2,321,345	417,542	—	417,542

Total deductions	11,299,936	16,562,881	27,862,817	11,756,421	18,735,480	30,491,901

Net increase/(decrease) for the year	104,508,334	54,051,720	158,560,054	(9,752,274)	(25,268,787)	(35,021,061)

Net assets/(liabilities) available for plan benefits:
Beginning of the year	148,403,401	(66,082,136)	82,321,265	158,155,675	(40,813,349)	117,342,326

End of the year	$252,911,735	$(12,030,416)	$240,881,319	$148,403,401	$(66,082,136)	$82,321,265

(b)                     Investment Valuation

The value of the investments in the 401(k) portion of the Plan held at December 31, 2003 and 2002 is based on the fair value of the underlying funds except for guaranteed insurance contracts which are valued at contract value.  The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The value fluctuates in response to various factors including, but not limited to, the price of the shares in the underlying funds, dividends paid, earnings and losses and the mix of assets in the respective fund. The fair value for the guaranteed insurance contracts at December 31, 2003 and 2002 was $253,642,162 and $246,117,439, respectively. The average yield for 2003 and 2002 was 5.18% and 5.87%, respectively.

Short-term investments, which consist primarily of cash and cash equivalents, and loans to participants, are at fair value.

The ESOP portion of the Plan invests its funds primarily in ESOP Preference Stock. The investment in ESOP Preference Stock is carried at the higher of the cash liquidation value of $53.45 or 2.314 times the market value of an equivalent share of CVS Common Stock. The market value of CVS Common Stock was $36.12 and $24.97 per share at December 31, 2003 and 2002, respectively.

(c)                      Benefits Paid

Benefits are recorded when paid.

(d)                     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(e)                      Accrual Basis of Accounting

The Plan utilizes the accrual basis of accounting.

(f)                        Purchase and Sale of Securities

Purchase and sales of securities are made on a trade-date basis.

(g)                     Investment Income

Dividend and interest income is recorded when earned.

(3)                     Loans to Participants

Prior to merger with the 401(k) Plan, loans were not allowed from the Plan. Effective April 9, 2002, under the amended terms of the Plan, participants may obtain bona fide loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000 less their highest outstanding loan balance during the previous twelve months.

The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a home purchase loan. Interest on loans is equal to the Prime rate plus 1%.

(4)                     Investment Policy

At December 31, 2003 and 2002, most of the Plan’s 401(k) related assets were allocated among the investment options discussed in note 1(j) based on Employee’s elections.  The investment options are administered by independent investment managers. Employee asset allocations that are awaiting processing are temporarily invested in commingled funds held by a bank-administered trust fund. These commingled funds are also used to account for and administer participants’ loans. The loan repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

Net unrealized appreciation (depreciation) represents the net difference between the fair value of the investment and its historical cost basis if purchased during the plan year or the change in its fair value during the Plan year. During 2003 and 2002, the Plan’s investments (including investments bought, sold and held during the year) experienced net appreciation (depreciation) as follows:

	2003		2002
	Realized	Unrealized	Realized	Unrealized

401(k) Plan	$(27,253,676)	$213,797,717	$(27,030,773)	$(134,660,830)
ESOP	1,503,785	124,884,434	3,587,238	(51,587,439)
	$(25,749,891)	$338,682,151	$(23,443,535)	$(186,248,269)

(5)                     Plan Termination and Related Commitments

Although it has not expressed any intention to do so, CVS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If CVS terminates the Plan, all participants in the Plan become fully vested.

(6)                     Federal Income Taxes

The Plan is qualified pursuant to Section 401(a) and 4975(e)(7) of the Code and the trust established under the Plan to hold the Plan’s assets is exempt from Federal income taxes pursuant to Section 501(a) of the Code; accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan’s sponsor believes that the Plan, as amended, continues to qualify and operate as designed.

(7)                     Investment Valuation

The following table presents the total investments of the Plan segregated by investment type. Investments that represent 5% or more of the fair value of the Plan’s assets are marked by an asterisk (*).

	2003		2002

Mutual funds:
Vanguard Index Trust 500 Portfolio Fund	$193,312,186	*	$135,135,823	*
PIMCO Total Return Admin Fund	109,949,606	*	117,749,685	*
Templeton International Fund	71,811,410		46,787,266
Invesco Small Company Growth Fund	27,886,504		12,657,016
Janus Worldwide Fund	—		30,831,850
Galaxy Small Cap Value Fund	—		84,412,653	*
American Funds New Perspective	41,011,865		—
Columbia Small Cap Value Fund	128,283,547	*	—
J & W Seligman Large Cap Value Fund	146,744,822	*	88,125,613	*
Columbus Circle Core Equity Fund	170,750,479	*	115,048,070	*
CVS Corporation Common Stock Fund	768,679		621,277
CVS Corporation Common Stock	54,802,293		36,283,987
Commingled Fund	315,251		328,257
	945,636,642		667,981,497

Loans to participants	39,865,574		37,727,331
Guaranteed insurance contracts	241,321,011	*	230,459,757	*

Allocated: CVS Corp Series One ESOP Convertible Stock	252,329,142	*	145,718,319	*
Short-term investments	594,525		2,683,959
Unallocated: CVS Corp Series One ESOP Convertible Stock	151,168,493	*	128,316,785	*
Short-term investments	1,091		1,078

	$1,630,916,478		$1,212,888,726

(8)                     Transfer of Assets from 401(k) Plan

The transfer of assets in 2002 from the 401(k) Plan to the ESOP Plan was not a physical transfer, and the assets are still held separately in various Bank of New York accounts.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP
PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Schedule of Assets (Held at End of Year)

December 31, 2003

Fund	Par value/ number of shares	Identity Of Investment	Description	Cost	Fair value

Loans to participants	—	Loans to participants*	Prime plus 1% at loan request date	$—	$39,865,574
Commingled	311,857	Bank of New York*	Collective Short-Term Investment
			Fund Non-Discretionary	311,857	311,857
	64	Comcast Corp	Common Stock	—	2,099
	39	AT&T Corp	Common Stock	—	792
	63	AT&T Wireless Svsc Inc.	Common Stock	—	503
		Commingled Subtotal			315,251

Lifestyle Conservative Fund	77,696	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	7,449,906	7,907,861
	864,293	PIMCO Total Return Admin Fund	Mutual Fund	9,162,777	9,256,583
	16,568,887	State Street Bank	Various GICs held at State Street; due 9/15/05	16,568,887	16,568,887
		Lifestyle Conservative Fund Subtotal			33,733,331

Lifestyle Moderate Fund	145,339	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	14,644,183	14,792,631
	2,588,331	PIMCO Total Return Admin Fund	Mutual Fund	27,288,076	27,721,022
	934,608	Templeton International Fund	Mutual Fund	8,775,647	9,944,234
	581,458	Columbia Small Cap Value Fund	Mutual Fund	8,101,465	9,942,923
	9,188,553	State Street Bank	Various GICs held at State Street; due 9/15/05	9,188,553	9,188,553
		Lifestyle Moderate Fund Subtotal			71,589,363

See accompanying report of independent registered public accounting firm.

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value

Lifestyle Aggressive Fund	114,803	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	$11,486,637	$11,684,688
	2,045,214	PIMCO Total Return Admin Fund	Mutual Fund	21,576,002	21,904,242
	1,066,995	Templeton International Fund	Mutual Fund	15,692,891	17,672,988
	2,066,678	Columbia Small Cap Value Fund	Mutual Fund	29,016,055	35,340,190
		Lifestyle Aggressive Fund Subtotal			86,602,108

International Equity Fund	4,153,589	Templeton International Fund	Mutual Fund	39,714,803	44,194,188

Core Equity Fund	1,561,476	Vanguard Institutional Index Trust 500 Portfolio Fund	Mutual Fund	162,003,451	158,927,007

Growth & Income Fund	4,306,486	J & W Seligman Large Cap Value	Mutual Fund	122,858,116	144,795,988
	1,948,834		Collective Short-Term Invest. Fund	1,948,834	1,948,834
		Growth & Income Fund Subtotal	Non-Discretionary		146,744,822

Large Cap Growth Fund	5,295,067	Columbus Circle Core Equity Fund	Mutual Fund	137,915,382	165,645,874
	5,104,605		Collective Short-Term Invest. Fund	5,104,605	5,104,605
		Large Cap Growth Fund Subtotal	Non-Discretionary		170,750,479

Small Cap Growth Fund	2,507,779	Invesco Small Company Growth Fund	Mutual Fund	26,682,663	27,886,504

Diversified Bond Fund	4,768,231	PIMCO Total Return Admin Fund	Mutual Fund	51,059,679	51,067,759

Small Cap Value Fund	4,853,827	Columbia Small Cap Value Fund	Mutual Fund	71,210,156	83,000,434

Large Cap Blend Fund	1,675,321	American Funds New Perspective	Mutual Fund	39,448,551	41,011,865

Investment Contract Fund	215,563,570	State Street Bank	Various GICs held at State Street due; 09/15/05	215,563,570	215,563,570

See accompanying report of independent registered public accounting firm.

Fund	Par value/ number of shares	Identity of issue	Description	Cost	Fair value

CVS Stock Fund	21,197	CVS Corporation Common Stock Fund*	Common Stock	$751,422	$765,636
	3,043	Bank of New York*	Collective Short-Term Investment Fund Non-Discretionary	3,043	3,043
		CVS Stock Fund Subtotal			768,679

CVS Corporation Common Stock	1,488,962	CVS Corporation Common Stock*	CVS Corporation Common Stock	48,769,842	53,781,307
	1,020,986		Collective Short-Term Investment Fund Non- Discretionary	1,020,986	1,020,986
		CVS Corporation Common Stock Subtotal			54,802,293

Allocated CVS Corp Series One ESOP Convertible Preference Stock	3,018,953	ESOP Preference Stock*	ESOP Preference Stock	161,394,245	252,329,142
Allocated Short-Term Investments	594,525		Collective Short-Term Investment Fund	594,525	594,525

Unallocated CVS Corp Series One ESOP Convertible Preference Stock	1,808,632	ESOP Preference Stock*	ESOP Preference Stock	96,671,375	151,168,493

Unallocated Short-Term Investments	1,091		Collective Short-Term Investment Fund	1,091	1,091

					$1,630,916,478

*Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE 401(k) PLAN AND THE EMPLOYEE STOCK OWNERSHIP PLAN OF CVS CORPORATION AND AFFILIATED COMPANIES

Date: June 25, 2004	By:	/s/ David B. Rickard
David B. Rickard
Senior Executive and Financial Member of the Plan Committee

EXHIBIT INDEX

Exhibit	Description

23	Consent of Independent Registered Public Accounting Firm